Legal Proceedings

A derivative lawsuit was filed on April 14, 2010 by Denis Ryskamp, derivatively on behalf of the Boulder Growth & Income Fund, Inc. (the “Fund”)in the United States District Court for the District of Colorado against the Fund and its board of directors (the “Board’).   The complaint alleges, among other things, that the Board breached its fiduciary duty when, after the Fund conducted a successful rights offering in June of 2008, it suspended the Fund’s level-rate distribution policy in early November 2008.  The Fund and the Board believe the claims are without merit.